UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

ZOSANO PHARMA CORPORATION

(Name of Issuer)

Common Shares

(Title of Class of Securities)

98979H202

(CUSIP Number)

February 6, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98979H202	13G/A	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Advisors, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 32,500
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 32,500

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,500
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%[1]
12.	TYPE OF REPORTING PERSON (see instructions) CO

1 This percentage is calculated based upon 2,005,546 shares (equivalent to 40,110,931 shares prior to 1-for-20 reverse split) of the Issuer’s common stock outstanding as of January 26, 2018.

CUSIP No. 98979H202	13G/A	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Salamon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 32,500
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 32,500

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,500
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%[2]
12.	TYPE OF REPORTING PERSON (see instructions) IN

2 This percentage is calculated based upon 2,005,546 shares (equivalent to 40,110,931 shares prior to 1-for-20 reverse split) of the Issuer’s common stock outstanding as of January 26, 2018.

CUSIP No. 98979H202	13G/A	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Master Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 32,500
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 32,500

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,500
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%[3]
12.	TYPE OF REPORTING PERSON (see instructions) PN

3 This percentage is calculated based upon 2,005,546 shares (equivalent to 40,110,931 shares prior to 1-for-20 reverse split) of the Issuer’s common stock outstanding as of January 26, 2018.

CUSIP No. 98979H202	13G/A	Page 5 of 8 Pages

Item 1.

(a)	Name of Issuer: ZOSANO PHARMA CORPORATION

(b)	Address of Issuer’s Principal Executive Offices 34790 Ardentech Court Fremont, CA 94555, United States

Item 2.

(a)

Name of Person Filing

Rosalind Advisors, Inc. (“Advisor” to RMF)

Rosalind Master Fund L.P. (“RMF”)

Steven Salamon (“President”)

Steven Salamon is the portfolio manager of the Advisor which advises RMF.

(b)

Address of the Principal Office or, if none, residence
Rosalind Advisors, Inc.

175 Bloor Street East

Suite 1316, North Tower

Toronto, Ontario

M4W 3R8 Canada

Rosalind Master Fund L.P.

P.O. Box 309

Ugland House, Grand Cayman

KY1-1104, Cayman Islands

Steven Salamon

175 Bloor Street East

Suite 1316, North Tower

Toronto, Ontario

M4W 3R8 Canada

(c)	Citizenship Rosalind Advisors, Inc.: Ontario, Canada Rosalind Master Fund L.P.: Cayman Islands Steven Salamon: Ontario, Canada

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 98979H202

CUSIP No. 98979H202	13G/A	Page 6 of 8 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

Rosalind Master Fund L.P. is the record owner of warrants to acquire 32,500 shares of common stock.

Rosalind Advisors, Inc. is the investment advisor to RMF and may be deemed to be the beneficial owner of shares held by RMF. Steven Salamon is the portfolio manager of the Advisor and may be deemed to be the beneficial owner of shares held by RMF. Notwithstanding the foregoing, the Advisor and Mr. Salamon disclaim beneficial ownership of the shares.

(b)	Percent of class: Rosalind Advisors, Inc. – 1.6% Rosalind Master Fund L.P. – 1.6% Steven Salamon – 1.6%

CUSIP No. 98979H202	13G/A	Page 7 of 8 Pages

(c)	Number of shares as to which the person has:

	(i)	Shared power to vote or to direct the vote Rosalind Advisors, Inc. – 32,500 Rosalind Master Fund L.P. – 32,500 Steven Salamon – 32,500

	(ii)	Sole power to dispose or to direct the disposition of – 0

	(iii)	Shared power to dispose or to direct the disposition of Rosalind Advisors, Inc. – 32,500 Rosalind Master Fund L.P. – 32,500 Steven Salamon – 32,500

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7– 9.	Not Applicable

CUSIP No. 98979H202	13G/A	Page 8 of 8 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/9/2018
Date

/s/ Steven Salamon
Signature

Steven Salamon/President Rosalind Advisors, Inc.
Name/Title